COMPUTATION OF PER SHARE EARNINGS

COMPUTATION OF PER SHARE EARNINGS
                                                 1997         1996         1995
Basic earnings per share:
Net earnings (loss).........................  $2,033,114  $(177,626)  $2,026,007
Common shares...............................   2,036,990   2,010,798   1,990,724
Per share amount............................       1.00         (.09)       1.02

Diluted earnings per share:
Net earnings (loss).........................  $2,033,114  $(177,626)  $2,026,007
Effect of dilutive securities - stock options     19,576      8,099       71,773
Diluted earnings (loss) per share...........        .99        (.09)         .98